Exhibit 99.20

LETTER OF CONSENT

Jim Gray, P.Eng.

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the Technical Report "Revised Mineral Reserves and Resources Kemess North Project" dated May 2, 2005 (the "Technical Report") in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which are included in the Annual Report.

March 30, 2009

By: /s/ Jim Gray Jim Gray P.Eng. GR Tech (now dba Moose Mountain Members Corp.) Consultant